Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES GRANT OF OPTIONS

February 9, 2011

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) announces that the Company has granted 870,000 options to directors and officers, 140,000 options to staff and 140,000 options to certain consultants of the Company at an exercise price of C$1.38, the closing price on the TSX on the day preceding the date of the grant. Options represent an important component of Kimber’s compensation program, aimed at attracting and retaining important contributors to Kimber’s growth objectives.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the preliminary assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. KimberResources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S.Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.